TROPIC INTERNATIONAL INC.

March 21, 2014

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Attention: Larry Spirgel, Assistant Director
100 F Street, N.E.
Washington, DC 20549

Dear Mr. Spirgel:

Re:	Tropic International Inc.
Amendment No. 2 to Form S-1
Filed March 11, 2014
File No. 333-193452

I am the President of Tropic International Inc. (the “Company”) and submit this letter pursuant to telephone correspondence between the Company’s counsel and the Securities and Exchange Commission (the “SEC”) dated March 19, 2014.

Pursuant to such correspondence, the Company has decided against registering any of the Exchangeable Shares or any shares of its common stock held directly by affiliates. Therefore, it proposes to reduce the number of shares of common stock being registered to 4,932,766, including 150,000 shares owned by the spouse of Gregory Neely, the Company’s former President, Chief Financial Officer, Principal Accounting Officer, Secretary, Treasurer and director. The Company continues to believe that the shares being offered do not constitute an indirect primary offering by the Company through the selling stockholders.

Capitalized terms used but not otherwise defined in this letter having the meanings ascribed to them in the Company’s amended registration statement.

* * * * *

On behalf of the Company, I acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any further questions or comments.

Yours truly,

/s/ John Marmora
John Marmora

1057 PARKINSON ROAD, UNIT 9, WOODSTOCK, ONTARIO, CANADA N4S 7W3 PH: 519-421-1900